Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
Brookfield Renewable

Partners L.P.

As at March 31, 2017 and December 31, 2016 and For the three months ended March 31, 2017 and 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED
FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT AS NOTED)	Notes	2017	2016
Revenues	16	$677	$674
Other income		8	22
Direct operating costs		(233)	(243)
Management service costs	16	(16)	(15)
Interest expense – borrowings	7	(163)	(127)
Share of (loss) earnings from equity-accounted investments		(3)	1
Unrealized financial instruments loss	3	(20)	-
Depreciation	6	(200)	(179)
Other	2	(2)	(12)
Income tax expense
Current		(16)	(7)
Deferred		(5)	(35)
		(21)	(42)
Net income		$27	$79
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	8	$(1)	$27
General partnership interest in a holding
subsidiary held by Brookfield	8	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	8	7	20
Preferred equity	8	6	6
Preferred limited partners' equity	9	6	3
Limited partners' equity	10	9	23
		$27	$79
Basic and diluted earnings per LP Unit		$0.05	$0.16

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED
FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2017	2016
Net income		$27	$79
Other comprehensive income that will not be
reclassified to net income
Actuarial gain (loss) on defined benefit plans		1	(3)
Deferred income taxes on above items		-	7
Total items that will not be reclassified to net income		1	4
Other comprehensive income that may be
reclassified to net income
Gain (loss) arising during the period on financial
instruments designated as cash-flow hedges	3	13	(42)
Unrealized gain on available-for-sale securities	3	3	12
Reclassification adjustments for amounts
recognized in net income	3	1	(12)
Foreign currency translation		251	808
Unrealized loss on foreign currency swaps -
net investment hedge	3	(8)	(80)
Deferred income taxes on above items		(1)	10
Total items that may be reclassified subsequently to net income		259	696
Other comprehensive income		260	700
Comprehensive income		$287	$779
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	8	$142	$403
General partnership interest in a holding
subsidiary held by Brookfield	8	1	3
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	8	55	155
Preferred equity	8	11	42
Preferred limited partners' equity	9	6	3
Limited partners' equity	10	72	173
		$287	$779

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED		Mar 31	Dec 31
(MILLIONS)	Notes	2017	2016
Assets
Current assets
Cash and cash equivalents	11	$336	$223
Restricted cash	12	161	121
Trade receivables and other current assets	13	435	454
Financial instrument assets	3	39	55
Due from related parties		59	54
		1,030	907
Financial instrument assets	3	166	145
Equity-accounted investments		205	206
Property, plant and equipment, at fair value	6	25,152	25,257
Goodwill		934	896
Deferred income tax assets		150	150
Other long-term assets	12	191	176
		$27,828	$27,737
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$510	$467
Financial instrument liabilities	3	120	156
Due to related parties		87	76
Current portion of long-term debt	7	1,016	1,034
		1,733	1,733
Financial instrument liabilities	3	68	72
Long-term debt and credit facilities	7	9,003	9,148
Deferred income tax liabilities		3,845	3,802
Other long-term liabilities		306	310
		14,955	15,065
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	8	5,627	5,589
General partnership interest in a holding subsidiary
held by Brookfield	8	55	55
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	8	2,666	2,680
Preferred equity	8	581	576
Preferred limited partners' equity	9	511	324
Limited partners' equity	10	3,433	3,448
		12,873	12,672
		$27,828	$27,737

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED MARCH 31	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672
Net income (loss)	9	-	-	-	-	-	9	6	6	(1)	-	7	27
Other comprehensive income	-	57	-	1	3	2	63	-	5	143	1	48	260
Preferred LP Units issued (Note 9)	-	-	-	-	-	-	-	187	-	-	-	-	187
Capital contributions (Note 8)	-	-	-	-	-	-	-	-	-	38	-	-	38
Return of capital (Note 8)	-	-	-	-	-	-	-	-	-	(36)	-	-	(36)
Distributions or dividends declared	(79)	-	-	-	-	-	(79)	(6)	(6)	(99)	(9)	(62)	(261)
Distribution reinvestment plan	3	-	-	-	-	-	3	-	-	-	-	-	3
Purchase of Isagen shares (Note 8)	-	-	-	-	-	-	-	-	-	(5)	-	-	(5)
Other	4	-	(15)	-	-	-	(11)	-	-	(2)	8	(7)	(12)
Change in period	(63)	57	(15)	1	3	2	(15)	187	5	38	-	(14)	201
Balance, as at March 31, 2017	$(320)	$(347)	$4,109	$(7)	$(28)	$26	$3,433	$511	$581	$5,627	$55	$2,666	$12,873

Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$-	$2,827	$128	$610	$2,587	$52	$2,559	$8,763
Net income	23	-	-	-	-	-	23	3	6	27	-	20	79
Other comprehensive income	-	158	3	(1)	(15)	5	150	-	36	376	3	135	700
Exchange of preferred shares	-	-	-	-	-	-	-	49	(49)	-	-	-	-
Capital contributions	-	-	-	-	-	-	-	-	-	1,403	-	-	1,403
Acquisition	-	-	-	-	-	-	-	-	-	1,417	-	-	1,417
Distributions or dividends declared	(65)	-	-	-	-	-	(65)	(3)	(6)	(15)	(7)	(59)	(155)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
Other	(5)	-	-	-	-	-	(5)	-	(2)	1	6	(2)	(2)
Change in period	(45)	158	3	(1)	(15)	5	105	49	(15)	3,209	2	94	3,444
Balance, as at March 31, 2016	$(530)	$(512)	$4,022	$(8)	$(45)	$5	$2,932	$177	$595	$5,796	$54	$2,653	$12,207

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED
FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2017	2016
Operating activities
Net income		$27	$79
Adjustments for the following non-cash items:
Depreciation	6	200	179
Unrealized financial instrument loss	3	20	-
Share of loss (earnings) from equity accounted investments		3	(1)
Deferred income tax expense	5	5	35
Other non-cash items		1	(16)
Changes in due to or from related parties		(5)	(6)
Net change in working capital balances		49	(45)
		300	225
Financing activities
Long-term debt - borrowings	7	147	1,278
Long-term debt - repayments	7	(255)	(108)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	8	38	1,403
Return of capital to participating non-controlling
interests - in operating subsidiaries	8	(36)	-
Acquisition of Isagen from non-controlling interests	8	(5)	-
Issuance of preferred limited partnership units	9	187	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	8	(99)	(15)
To preferred shareholders		(6)	(6)
To preferred limited partners' unitholders	9	(5)	(1)
To unitholders of Brookfield Renewable or BRELP	8, 10	(144)	(126)
		(178)	2,425
Investing activities
Acquisitions		-	(2,019)
Cash and cash equivalents in acquired entity		-	117
Investment in:
Sustaining capital expenditures	6	(18)	(13)
Development and construction of renewable power
generating assets	6	(49)	(45)
Proceeds from disposal of assets	2	150	-
Investment in securities	3	(12)	(17)
Restricted cash and other		(85)	(495)
		(14)	(2,472)
Foreign exchange gain on cash		5	19
Cash and cash equivalents
Increase		113	197
Balance, beginning of period		223	63
Balance, end of period		$336	$260
Supplemental cash flow information:
Interest paid		$117	$77
Interest received		$8	$9
Income taxes paid		$16	$16

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

brookfield renewable partners l.p.

notes to the INTERIM consolidated financial statements

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Colombia, Brazil and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A, Series 5, Series 7, Series 9  and Series 11 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I” and “BEP.PR.K” respectively, on the Toronto Stock Exchange.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

1.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the December 31, 2016 audited consolidated financial statements.

Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2016 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on May 3, 2017.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £  and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pound sterling and Colombian pesos, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

(c) Future changes in accounting policies

The following table provides a brief description of accounting standards issued but not yet effective, none of which will be early adopted by Brookfield Renewable:

Standard	Description	Effective date	Effect on financial statements
In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”).

The standard reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

The new standard makes several improvements to IAS 39; mostly notably adopting a principle based approach to hedge accounting.  While this does not change the type of hedging relationships or the requirement to measure ineffectiveness, it simplifies the application of hedge accounting and should allow for better alignment of risk management strategies with accounting presentation.  Other changes include replacing the multiple financial asset impairment models in IAS 39 with a single model based on expected credit losses on all financial assets, and replacing the existing complex classifications structure with a business model approach based on the intent and nature of the cash flows.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The adoption of IFRS 9 is a significant initiative for Brookfield Renewable.

To date, Management is in the process of formalizing the transition plan and has begun to catalogue and review the existing hedging strategies and transactions which do not currently qualify for hedge accounting to ensure compliance with IFRS 9 and identify new opportunities.  Management has also initiated a review of current risk management policies and internal controls to align with the requirements for hedge accounting in the new standard. Next steps involve assessing the classification of existing financial instruments and the suitability of existing IT systems as well as assessing new disclosure requirements.

Management continues to evaluate the overall impact of IFRS 9 on the consolidated financial statements.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014.

IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures.  IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts.

In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue.  The amendments also provide additional transition relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The adoption of IFRS 15 is a significant initiative for Brookfield Renewable.

To date, Management has participated in strategic planning sessions with its parent company and developed a preliminary adoption plan. Management has also identified major revenue streams to be assessed, and is currently in the process of accumulating, identifying and inventorying detailed information on major contracts that may be impacted by the changes at the transition date. Next steps involve completing the overall analysis, assessing any potential impact to IT systems and internal controls, and reviewing the additional disclosure required by the standard.

Management continues to evaluate the overall impact of IFRS 15 on the consolidated financial statements.

IFRS 16, Leases (“IFRS 16”) was issued by the IASB on January 13, 2016.

IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations.  A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

	The standard has a mandatory effective date for annual periods beginning on or after January 1, 2019, with early adoption permitted.	Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements but it is not expected to have a material retrospective effect.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

2.  DISPOSAL OF assets

In March 2017, along with its institutional partners, Brookfield Renewable sold its interest in two wind facilities in Ireland with a combined capacity of 137 MW to a third party. Gross cash consideration consisted of €147 million ($155 million), inclusive of working capital adjustments. The resulting loss on disposition of €5 million ($5 million), net of €5 million ($5 million) of transaction costs, was recognized in the interim consolidated statements of income within Other. Brookfield Renewable’s interest was approximately 40%.

As a result of the disposition, the post-tax accumulated revaluation surplus of €44 million ($47 million) was reclassified from other comprehensive income directly to equity. Further, other comprehensive loss of €3 million ($3 million) post-tax on interest rate swaps which had been designated as a hedge was reclassified to the interim consolidated statements of income.

Summarized financial information relating to the disposal of the facilities is shown below:

(MILLIONS)
Net proceeds, including working capital adjustments and less transaction costs	$150
Carrying value
Assets	353
Liabilities	(198)
155

Loss on disposal	$(5)

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

3.  risk management and financial instruments

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2016 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Mar 31, 2017				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2016
Assets measured at fair value:
Cash and cash equivalents	$336	$-	$-	$336	$223
Restricted cash(1)	299	-	-	299	250
Financial instrument assets(2)
Energy derivative contracts	-	10	-	10	8
Interest rate swaps	-	7	-	7	7
Foreign exchange swaps	-	37	-	37	49
Available-for-sale investments	151	-	-	151	136
Property, plant and equipment	-	-	25,152	25,152	25,257
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	-	(4)	-	(4)	(5)
Interest rate swaps	-	(173)	-	(173)	(178)
Foreign exchange swaps	-	(11)	-	(11)	(45)
Contingent consideration(3)	-	-	(16)	(16)	(16)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities(2)	-	(10,729)	-	(10,729)	(10,870)
Total	$786	$(10,863)	$25,136	$15,059	$14,816

(1)       Includes both the current amount and long-term amount included in Other long-term assets.

(2)       Includes both the current and long-term amounts.

(3)       Amount relates to 2015 and 2014 business combinations.

There were no transfers between levels during the three months ended March 31, 2017.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Mar 31, 2017			Dec 31, 2016
			Net (Assets)	Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Liabilities
Energy derivative contracts	$10	$4	$(6)	$(3)
Interest rate swaps	7	173	166	171
Foreign exchange swaps	37	11	(26)	(4)
Available-for-sale securities	151	-	(151)	(136)
Total	205	188	(17)	28
Less: current portion	39	120	81	101
Long-term portion	$166	$68	$(98)	$(73)

(a)     Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)    Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.

(c)     Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

 (d)  Available-for-sale

Brookfield Renewable’s available for sale assets consist of investments in publicly-quoted securities.

Available-for-sale securities are recorded on the statement of financial position at fair value, and are assessed for impairment at each reporting date.

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2017	2016
Energy derivative contracts	$(2)	$4
Interest rate swaps	(9)	(2)
Foreign exchange swaps - cash flow	(9)	(2)
	$(20)	$-

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2017	2016
Energy derivative contracts	$13	$22
Interest rate swaps	-	(70)
Foreign exchange swaps - cash flow	-	6
	13	(42)
Foreign exchange swaps - net investment	(8)	(80)
Available-for-sale securities	3	12
	$8	$(110)

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2017	2016
Energy derivative contracts	$(9)	$(13)
Interest rate swaps	10	-
Foreign exchange swaps - cash flow	-	1
	$1	$(12)

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

4.  segmented information

Brookfield Renewable operates renewable power generating assets, which include hydroelectric facilities and wind facilities located in North America, Colombia, Brazil and Europe. Brookfield Renewable also operates four biomass facilities and three Co-gen facilities. Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass).

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies of the December 31, 2016 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs) plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs, distributions to preferred limited partners, and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred limited partners.

Transactions between the reportable segments occur at fair value.

The following segmented information is regularly reported to the CODM.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

	Hydroelectric			Wind			Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
For the three months ended March 31, 2017:
Revenues(2)	$313	$198	$66	$48	$37	$9	$6	$-	$677
Adjusted EBITDA	236	102	51	37	26	8	(1)	(6)	453
Interest expense - borrowings	(60)	(48)	(10)	(13)	(6)	(4)	(1)	(21)	(163)
Cash portion of non-controlling interests	(26)	(34)	(4)	(3)	(13)	(2)	2	(6)	(86)
Funds From Operations	148	10	33	21	7	2	-	(55)	166
Depreciation	(71)	(32)	(40)	(26)	(22)	(4)	(5)	-	(200)
For the three months ended March 31, 2016:
Revenues(2)	$334	$193	$48	$51	$42	$5	$1	$-	$674
Adjusted EBITDA	271	92	35	39	29	5	(10)	(6)	455
Interest expense - borrowings	(53)	(24)	(7)	(14)	(7)	(3)	-	(19)	(127)
Cash portion of non-controlling interests	(33)	(57)	(5)	(6)	(14)	(1)	6	(6)	(116)
Funds From Operations	181	10	21	19	8	1	(4)	(49)	187
Depreciation	(76)	(22)	(30)	(25)	(20)	(3)	(3)	-	(179)

(1)       Includes Co-gen and biomass.

(2)       North America revenues totaled $232 million and $129 million in the United States and Canada, respectively (2016: $249 million and $136 million).

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income and cash flows from operating activities as presented in the interim consolidated statements of cash flows, for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	Notes	2017	2016
Net Income		$27	$79
Management service costs	16	16	15
Share of non-cash loss from equity-accounted investments		4	1
Unrealized financial instruments loss	3	20	-
Depreciation	6	200	179
Other		2	12
Income tax expense
Current		16	7
Deferred		5	35
Interest expense - borrowings		163	127
Adjusted EBITDA		$453	$455

Cash flows from operating activities		$300	$225
Net changes in working capital balances		(49)	45
Changes in due to or from related parties		5	6
Other expenses		1	28
Share of cash-earnings from equity-accounted investments		1	2
Distributions to preferred limited partners	9	(6)	(3)
Cash portion of non-controlling interests		(86)	(116)
Funds From Operations		$166	$187

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

The following table presents information about Brookfield Renewable’s certain statement of financial position items on a segmented basis:

	Hydroelectric			Wind energy			Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
As at March 31, 2017:
Property, plant and equipment, at fair value(2)	$14,053	$5,464	$2,286	$1,708	$920	$340	$381	$-	$25,152
Total assets	14,666	6,796	2,560	1,796	1,035	374	411	190	27,828
Total borrowings	4,018	1,988	269	1,003	455	120	42	2,124	10,019
Total liabilities	6,600	3,468	475	1,282	632	123	49	2,326	14,955
For the three months ended March 31, 2017:
Additions to property, plant and equipment	21	2	30	-	11	-	3	-	67
As at December 31, 2016:
Property, plant and equipment, at fair value(2)	$14,058	$5,275	$2,236	$1,726	$1,253	$334	$375	$-	$25,257
Total assets	14,585	6,539	2,473	1,821	1,356	367	414	182	27,737
Total borrowings	3,975	1,924	260	1,006	627	120	41	2,229	10,182
Total liabilities	6,530	3,396	449	1,280	815	123	54	2,418	15,065
For the year ended December 31, 2016:
Additions to property, plant and equipment	971	4,812	217	7	73	1	18	-	6,099

(1)       Includes Co-gen and biomass.

(2)       North America property, plant and equipment totaled $9,968 million and $5,793 million in the United States and Canada, respectively (2016: $10,013 million and $5,771 million).

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

5.  Income taxes

Brookfield Renewable’s effective income tax rate was 43.75% for the three months ended March 31, 2017 (2016: 35%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

6.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Other(1)	Total(2)
As at December 31, 2016	$21,569	$3,313	$375	$25,257
Additions	53	11	3	67
Disposal(3)	-	(338)	-	(338)
Transfers and other	(4)	-	-	(4)
Items recognized through OCI
Foreign exchange	328	34	8	370
Items recognized through net income
Depreciation	(143)	(52)	(5)	(200)
As at March 31, 2017	$21,803	$2,968	$381	$25,152

(1)     Includes biomass and Co-gen.

(2)     Includes intangible assets of $15 million (2016: $14 million) and construction work in process (“CWIP”) of $575 million (2016: $663 million).

(3)     Sale of 137 MW wind portfolio in Ireland. See Note 2 - Disposal of Assets.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

7.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Mar 31, 2017			Dec 31, 2016
	Weighted-average			Weighted-average
	Interest	Term	Carrying	Interest	Term	Carrying
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	rate (%)	(years)	value
Corporate borrowings
Series 3 (C$200)	5.3	1.6	$150	5.3	1.8	$149
Series 4 (C$150)	5.8	19.6	113	5.8	19.9	111
Series 7 (C$450)	5.1	3.5	338	5.1	3.8	334
Series 8 (C$400)	4.8	4.9	300	4.8	5.1	298
Series 9 (C$400)	3.8	8.2	300	3.8	8.4	298
Series 10 (C$500)	3.6	9.8	375	3.6	10.0	372
	4.5	7.1	$1,576	4.5	7.4	$1,562
Credit facilities	2.0	4.3	$554	1.9	4.5	$673
Subsidiary borrowings
North America	5.3	9.0	5,064	5.3	9.3	5,025
Colombia	9.0	6.6	1,997	9.3	6.9	1,937
Europe	4.0	10.9	465	3.7	11.1	641
Brazil	10.1	11.7	433	10.4	11.8	422
	6.4	8.7	$7,959	6.4	9.0	$8,025

Total debt			10,089			10,260
Add: Unamortized premiums(1)			2			2
Less: Unamortized financing fees(1)			(72)			(80)
Less: Current portion			(1,016)			(1,034)
			$9,003			$9,148

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 17  - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Subsidiary borrowings in Colombia consist of floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

In March 2017 Brookfield Renewable completed refinancing associated with a 417 MW hydroelectric facility in Pennsylvania by securing a $60 million bank loan. The loan bears interest at LIBOR plus a margin of 3.75% and matures in March 2022.

Credit facilities

Brookfield Renewable’s corporate credit facilities in the amount of $1,690 mature in June 30, 2021 and the applicable margin is 1.20%. The credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro or British Pound Sterling in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. See Note 15 – Commitments, Contingencies and Guarantees. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

During the quarter, the committed unsecured revolving credit facility provided by Brookfield Asset Management was increased to $400 million maturing in December 2017. Interest rate applicable on the draws is LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities:

	Mar 31	Dec 31
(MILLIONS)	2017	2016
Authorized credit facilities	$2,090	$1,890
Draws on credit facilities	(554)	(673)
Issued letters of credit	(237)	(250)
Available portion of credit facilities	$1,299	$967

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

8. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

Mar 31		Dec 31
(MILLIONS)	2017	2016
Participating non-controlling interests - in operating subsidiaries	$5,627	$5,589
General partnership interest in a holding subsidiary held by Brookfield	55	55
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,666	2,680
Preferred equity	581	576
	$8,929	$8,900

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

							Isagen
	Brookfield					Isagen	public
	Americas	Brookfield	Brookfield	The	Brookfield	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Catalyst	Energia	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Group	Renovável	investors	interests	Other	Total
As at December 31, 2015	$958	$1,441	$-	$121	$22	$-	$-	$45	$2,587
Net (loss) income	(18)	(16)	15	16	-	47	19	2	65
OCI	46	228	-	2	6	148	205	-	635
Capital contributions	-	74	1,074	-	-	1,473	-	-	2,621
Acquisition	-	-	-	-	-	-	1,417	-	1,417
Distributions	(23)	(73)	(7)	(12)	(2)	-	-	(2)	(119)
MTO adjustments	-	-	3	-	-	7	(1,627)	-	(1,617)
As at December 31, 2016	$963	$1,654	$1,085	$127	$26	$1,675	$14	$45	$5,589
Net (loss) income	(10)	(6)	7	5	-	2	-	1	(1)
OCI	6	22	35	-	1	79	-	-	143
Capital contributions	-	10	9	-	-	19	-	-	38
Return of capital	-	(36)	-	-	-	-	-	-	(36)
Distributions	(2)	(93)	(4)	-	-	-	-	-	(99)
Purchase of Isagen shares	-	-	-	-	-	-	(5)	-	(5)
Other	-	1	(1)	-	-	(2)	-	-	(2)
As at March 31, 2017	$957	$1,552	$1,131	$132	$27	$1,773	$9	$46	$5,627
Interests held by third parties	75-80%	50-60%	23-71%	25%	24-30%	53%	0.2%	21-50%

During the three months ended March 31, 2017 Brookfield Renewable acquired an additional 3,358,523 shares in Isagen, increasing its interest to 99.76%. In accordance with IFRS 10, Consolidated Financial Statements, Brookfield Renewable is accounting for the additional interests in Isagen purchased subsequent to the initial investments as equity transactions related to the acquisition of non-controlling interest. The remaining 0.2% ownership interest in Isagen not held by Brookfield Renewable and its co-investors as at March 31, 2017 remains as non-controlling interest. The privatization of the Isagen portfolio has been completed and its shares delisted from the Colombian Stock Exchange.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable on a one for one basis, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at March 31, 2017, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2016: 2,651,506) and 129,658,623 (December 31, 2016: 129,658,623), respectively.

Distributions

The composition of the distributions for the three months ended March 31 is presented in the following table:

(MILLIONS)	2017	2016
General partnership interest in a holding
subsidiary held by Brookfield	$1	$1
Incentive distribution	8	6
	$9	$7

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$62	$59
	$71	$66

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the three months ended
(MILLIONS EXCEPT	Shares	dividend	redemption	March 31		Mar 31	Dec 31
AS NOTED)	outstanding	rate(%)	date	2017	2016	2017	2016
Series 1 (C$136)	5.45	3.36	Apr 30, 2020	$1	$1	$102	$101
Series 2 (C$113)(1)	4.51	3.09	Apr 30, 2020	1	1	84	84
Series 3 (C$249)	9.96	4.40	Jul 31, 2019	2	2	187	185
Series 5 (C$103)	4.11	5.00	Apr 30, 2018	1	1	77	76
Series 6 (C$175)	7.00	5.00	Jul 31, 2018	1	1	131	130
	31.03			$6	$6	$581	$576

(1)       Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2017, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

The holders of the Series 1, Series 3, Series 5 and Series 6 Preference Shares are entitled to receive fixed cumulative dividends. The holders of the Series 2 Preference Shares are entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.620%. The quarterly dividend in respect of the February 1, 2017 to April 30, 2017 dividend period was paid on April 30, 2017 at an annual rate of 3.093% (C$ 0.188545 per share).

9. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

			Earliest	Distributions declared
		Cumulative	permitted	for the three months ended
(MILLIONS EXCEPT	Shares	distribution	redemption	March 31		Mar 31	Dec 31
AS NOTED)	outstanding	rate (%)	date	2017	2016	2017	2016
Series 5 (C$72)	2.89	5.59	Apr 30, 2018	$1	$1	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 31, 2021	2	2	128	128
Series 9 (C$200)	8.00	5.75	Jul 31, 2021	2	-	147	147
Series 11 (C$250)	10.00	5.00	Apr 30, 2022	1	-	187	-
	27.89			$6	$3	$511	$324

On February 14, 2017, Brookfield Renewable issued 10,000,000 Class A, Series 11 Preferred Limited Partnership Units (the “Series 11 Preferred LP Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($190 million). The holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.82%, and (ii) 5.00%.

The holders of Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Class A Preferred Limited Partnership Units, Series 12 (the “Series 12 Preferred Units”), subject to certain conditions, on April 30, 2022 and on April 30 every five years thereafter. The

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

holders of Series 12 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.82%.

The Class A Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2017, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

10. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at March 31, 2017, 166,937,521 LP Units were outstanding (December 31, 2016: 166,839,324) including 51,125,944 (December 31, 2016: 51,125,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three months ended March 31, 2017, 98,197 LP Units (2016: 56,547 LP Units) were issued under the distribution reinvestment plan.

As at March 31, 2017, Brookfield’s direct and indirect interest of 180,784,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 61% of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 44% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at March 31, 2017.

Distributions

The composition of the distribution for the three months ended March 31 is presented in the following table:

(MILLIONS)	2017	2016
Brookfield	$24	$18
External LP Unitholders	55	47
	$79	$65

In February 2017, unitholder distributions were increased to $1.87 per unit on an annualized basis, an increase of nine cents per unit, which took effect with the distribution payable in March 2017.

11. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents are as follows:

	Mar 31	Dec 31
(MILLIONS)	2017	2016
Cash	$283	$210
Short-term deposits	53	13
	$336	$223

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

12. RESTRICTED CASH

Brookfield Renewable’s restricted cash  is as follows:

	Mar 31	Dec 31
(MILLIONS)	2017	2016
Operations	$156	$135
Credit obligations	142	104
Development projects	1	11
Total	299	250
Less: non-current	(138)	(129)
Current	$161	$121

13. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets are as follows:

	Mar 31	Dec 31
(MILLIONS)	2017	2016
Trade receivables	$234	$262
Other short-term receivables	106	103
Prepaids and others	95	89
	$435	$454

14.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Mar 31	Dec 31
(MILLIONS)	2017	2016
Operating accrued liabilities	$142	$147
Accounts payable	101	87
Interest payable on corporate and subsidiary borrowings	107	68
Deferred consideration	57	55
Acquisition related provisions	56	54
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	26	24
Other	21	32
	$510	$467

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

15.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

In December 2016, together with its institutional partners, Brookfield Renewable entered into an agreement to acquire a hydroelectric portfolio with an aggregate capacity of 210 MW located in Europe for a total enterprise value of €255 million. The transaction is subject to certain conditions including regulatory consent and other customary closing conditions. Brookfield Renewable will retain an approximate 29% economic interest in the portfolio.

In February 2017, together with its institutional partners, Brookfield Renewable entered into an agreement to acquire a construction ready 16 MW wind facility in Northern Ireland expected to generate 36 GWh for a total enterprise value of £27 million ($34 million). The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the third quarter of 2017. Brookfield Renewable will retain approximate 40% economic interest in the portfolio.

In March 2017, Brookfield Renewable, together with its institutional partners, entered into agreements with TerraForm Power, Inc. (“TerraForm Power”) and TerraForm Global, Inc. (“TerraForm Global”), which together own approximately 3,600 MW of high-quality, predominantly contracted renewable assets. Pursuant to these agreements Brookfield Renewable will acquire a 51% interest in TerraForm Power, which is expected to remain a Nasdaq-listed public company sponsored by Brookfield Asset Management, and 100% of the outstanding shares of TerraForm Global. Each transaction is subject to several closing conditions. The closing of each transaction is not conditional on the closing of the other. There can be no guarantee as to when, or if, either transaction will close. Assuming completion of both transactions, Brookfield Renewable’s commitment would be approximately $500 million, which it expects to fund through available liquidity.

The remaining development project costs on two Brazilian hydroelectric projects totaling 47 MW and three wind projects totaling 62 MW in Europe are expected to be $145 million. One hydroelectric project with a capacity of 28 MW and the wind projects are expected to be fully operational in 2017. The 19 MW hydroelectric project is expected to be fully operational in 2018.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 7 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

Infrastructure Fund II. As at March 31, 2017, letters of credit issued by Brookfield Renewable along with institutional investors were $62 million (December 31, 2016: $66 million).

Brookfield Renewable’s subsidiaries and equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at March 31, 2017, letters of credit issued by Brookfield Renewable’s subsidiaries and equity-accounted entities were $456 million and $17 million, respectively (December 31, 2016: $483 million and $16 million, respectively).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

16.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2017. See Note 7 – Long-term debt and credit facilities for further details. Brookfield Asset Management had placed funds on deposit with Brookfield Renewable in the amount of $140 million during the quarter. The deposit was returned to Brookfield Asset Management prior to the end of the current quarter. The interest expense on the draws from the credit facility and the deposit for the three months ended March 31, 2017 totaled $1 million.

In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.  At the end of the quarter $8 million has been accrued relating to the recent commissioning of a 25 MW hydroelectric facility in Brazil.

The following table reflects the related party agreements and transactions in the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2017	2016
Revenues
Power purchase and revenue agreements	$150	$182
Wind levelization agreement	1	2
	$151	$184
Direct operating costs
Energy purchases	$(3)	$(1)
Energy marketing fee	(6)	(5)
Insurance services	(8)	(7)
	$(17)	$(13)
Management service costs	$(16)	$(15)

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

17.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
As at March 31, 2017:
Current assets	$30	$-	$1,600	$146	$2,401	$(3,147)	$1,030
Long-term assets	3,958	626	-	18,781	27,076	(23,643)	26,798
Current liabilities	39	9	24	3,171	1,637	(3,147)	1,733
Long-term liabilities	-	-	1,571	555	12,608	(1,512)	13,222
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,627	-	5,627
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,666	-	-	2,666
Preferred equity	-	581	-	-	-	-	581
Preferred limited partners' equity	511	-	-	516	-	(516)	511
As at December 31, 2016:
Current assets	$26	$-	$1,581	$150	$2,092	$(2,942)	$907
Long-term assets	3,779	620	-	18,415	27,250	(23,234)	26,830
Current liabilities	33	9	19	2,971	1,644	(2,943)	1,733
Long-term liabilities	-	-	1,556	738	12,775	(1,737)	13,332
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,589	-	5,589
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,680	-	-	2,680
Preferred equity	-	576	-	-	-	-	576
Preferred limited partners' equity	324	-	-	324	-	(324)	324

(1)            Includes investments in subsidiaries under the equity method.

(2)            Includes BRELP, BRP Bermuda Holdings I Limited (“Latam Holdco”), Brookfield BRP Holdings (Canada) Inc. (“NA Holdco”) and Brookfield BRP Europe Holdings Limited (“Euro Holdco”), together the “Holding Entities”.

(3)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
For the three months ended
March 31, 2017
Revenues	$-	$-	$-	$-	$677	$-	$677
Net income (loss)	15	-	-	35	101	(124)	27
For the three months ended
March 31, 2016
Revenues	$-	$-	$-	$-	$674	$-	$674
Net income (loss)	23	-	1	76	164	(185)	79

(1)            Includes investments  in subsidiaries under the equity method.

(2)            Includes the Holding Entities.

(3)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 7 – Long-term debt and credit facilities for additional details regarding the medium-term corporate notes issued by Finco. See Note 8 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Partners L.P                                            Q1 2017 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.

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